May 14, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Sharon Blume, Assistant Chief Accountant

Re:	Responses to Comments on

1st United Bancorp, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed February 8, 2013

(File No. 001-33462)

Dear Ms. Blume:

1st United Bancorp, Inc. (the “Company”) hereby provides the following responses in reply to the Staff’s comment letter dated May 6, 2013 (the “Comment Letter”) in connection with the above-referenced Form 10-K and certain related documents.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment in the Comment Letter.

Form 10-K for Fiscal Year ended December 31, 2012

Note 4 – Loans, page 92

1.	We note your disclosures regarding your troubled debt restructurings on pages 103-104 and in various other areas of the document. Please tell us and revise your disclosures in future filings as follows:
•	Quantify the amount of non-accruing restructured loans by loan type;
•	Disclose your policy regarding how many payments a borrower needs to make on a restructured loan before you return a loan to accrual status;
•	Provide an enhanced disclosure in Management’s Discussion and Analysis which discusses the reason(s) for the growth in performing troubled debt restructurings.
•	Include all disclosures required by ASU 2011-02.

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2013

Response:

Total non-accruing restructured loans by loan types for the years ended December 31, 2012 and 2011, respectively, are as follows:

	December 31, 2012	December 31, 2011
Residential real estate	$1,885	$1,753
Commercial real estate	166	4,781
Construction and land development	3,440	264
Commercial	185	285
Total	$5,676	$7,083

The Company’s policy is to evaluate and potentially return a troubled debt restructured loan from a non-accrual to accrual status upon the receipt of all past due principal and/or interest payments since the date of and in accordance with the terms of the modification agreement and when future payments are reasonable assured.

Modifications of loans are based on the individual facts and circumstances. A performing troubled debt restructured loan is moved to non-accrual status and considered in default when the loan is past due greater than 90 days pursuant to the terms of the modification. The increase of $2.4 million in performing restructured loans during the year ended December 31, 2012 was due to new performing modifications of approximately $8.5 million during the year. The increase was offset by approximately $3.8 million in loans that defaulted under the terms of their modification agreement and were included in nonaccrual at December 31, 2012. In addition, there were approximately $2.3 million in repayments and resolutions of modified loans.

The Company will revise future filings to include the above noted disclosures.

Note 19 – Fair Values, page 116

2.	Please provide us and revise future filings to include all disclosures required by ASU 2011-04.

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2013

Response:

Expanded information related to significant unobservable inputs used in the fair value measurement at December 31, 2012 follows:

	Fair Value	Valuation Techniques	Range of Unobservable Inputs
Impaired Loans:
Residential	$1,529	Appraisals of collateral value	Adjustment for age of comparable sales, generally an increase of 0-25%
Commercial	1,416	Discounted cash flow model	Discount rate from 0% to 6%
Commercial Real Estate	9,972	Appraisals of collateral value	Market capitalization rates between 8% and 12%. Market rental rates for similar properties

Construction and land development	1,652	Appraisals of collateral value	Adjustment for age of comparable sales, generally a decline of 5% to no change
	$14,569
Other real estate:
Residential	$3,449	Appraisals of collateral value	Adjustment for age of comparable sales, generally an increase of 0-25%

Commercial	$16,080	Appraisals of collateral value	Adjustment for age of comparable sales, generally a decline of 15% to no change
	$19,529

The Company will revise future filings to include the above and all other disclosures required by ASU 2011-04.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2013

The Company is available to discuss any of its responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact the undersigned at (561) 616-3046. Facsimile transmissions may be made to the undersigned at (561) 616-3108.

Very truly yours,

1st United Bancorp, Inc.

By:	/s/John Marino
John Marino
President & Chief Financial Officer